Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 21, 2017

21 March 2017

Merger of Henderson Group plc and Janus Capital Group Inc.

Publication of Form F-4

Henderson Group has filed a Form F-4 with the SEC which was declared effective by the SEC today. The F-4 serves to register with the SEC the ordinary shares to be issued to Janus stockholders in the merger, and also includes a proxy statement of Janus. To view a copy of the F-4, visit the Henderson Group website at www.henderson.com/EGM2017.

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Further information www.henderson.com/IR or

Investor enquiries
Miriam McKay	+44 (0) 20 7818 2106
Head of Investor Relations	miriam.mckay@henderson.com

Louise Curran Investor Relations Manager	+44 (0) 20 7818 5927 louise.curran@henderson.com

or
Investor Relations	+44 (0) 20 7818 5310
investor.relations@henderson.com

In connection with the proposed merger, Henderson has filed a registration statement on Form F-4 with the SEC, containing a proxy statement of Janus Capital Group and other documents regarding the proposed merger. Before making any voting or investment decision, the respective investors and shareholders of Henderson and Janus Capital Group are urged to carefully read the entire registration statement of Henderson, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Henderson, Janus Capital Group and the proposed merger. The registration statement and other related documents filed by Henderson and Janus Capital Group will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Henderson’s website, www.henderson.com or at Janus Capital Group’s website www.janus.com, respectively.